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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                      (Amendment No.  1  )<F*>
                                    ----

                      R-B RUBBER PRODUCTS, INC.
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                           (Name of Issuer)

                      Common Stock, no par value
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                    (Title of Class of Securities)

                             749270 10 4
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                            (CUSIP Number)


    Marvin S. Wool                  COPY TO:   Thomas A. Litz, Esq.
    DASH MULTI-CORP, INC.                      THOMPSON COBURN LLP
    2500 Adie Road                             One Mercantile Center
    Maryland Heights, Missouri 63043           St. Louis, Missouri  63101
    (314) 432-3200                             (314) 552-6000
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            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             June 3, 1999
                             ------------
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   (Continued on following page(s))



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CUSIP NO.    749270 10 4             13D
==============================================================================
      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

            Dash Multi-Corp, Inc.
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                     (b) / /
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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS
            WC

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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e) / /

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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Missouri

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        NUMBER OF       7     SOLE VOTING POWER

         SHARES               - 0 -

      BENEFICIALLY

        OWNED BY

         EACH

       REPORTING

        PERSON

         WITH
                    ----------------------------------------------------------
                        8     SHARED VOTING POWER

                              1,567,462
                    ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              - 0 -
                    ----------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              1,567,462
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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,567,462
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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               / /
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      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            70.0%
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      14    TYPE OF REPORTING PERSON

            CO
==============================================================================


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CUSIP NO.    749270 10 4             13D
==============================================================================
      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

            Marvin S. Wool
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                     (b) / /
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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS
            WC
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e) / /

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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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        NUMBER OF       7     SOLE VOTING POWER

         SHARES               - 0 -

      BENEFICIALLY

       OWNED BY

         EACH

       REPORTING

        PERSON

         WITH
                    ----------------------------------------------------------
                        8     SHARED VOTING POWER

                              1,567,462-
                    ----------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              - 0 -
                    ----------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              1,567,462
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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            None  (See Item 5)
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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               /x/

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      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
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      14    TYPE OF REPORTING PERSON

            IN
==============================================================================


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ITEM 1. SECURITY AND ISSUER.

   This Schedule 13D relates to the Common Stock, no par value per share (the "Common Stock"), of R-B Rubber Products, Inc., an Oregon corporation (the "Company"). The address of the principal executive offices of the Company is 904 East 10th Ave, McMinnville, Oregon 97128.

ITEM 2. IDENTITY AND BACKGROUND

   This Schedule 13D is being filed by Dash Multi-Corp, Inc., a
Missouri corporation ("Dash") and Marvin S. Wool, the controlling shareholder of Dash. As controlling shareholder of Dash, Mr. Wool may be deemed to be the indirect beneficial owner of the shares of the Company reported herein.

   Dash Multi-Corp, Inc.
   ---------------------

   (a)  Name:  Dash Multi-Corp, Inc.

   (b)  Business address:  2500 Adie Road, Maryland Heights,
Missouri 63043.

   (c) Principal Business: Manufacture and marketing of plastic vinyl and urethanes, carpet padding and backing, non-slip textiles and coated fabrics.

   (d) Dash and its officers and directors have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) Dash and its officers and directors have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

   (f)  State of incorporation:  Missouri.

   Marvin S. Wool
   --------------

   (a)  Name:  Marvin S. Wool.

   (b)  Business address: 2500 Adie Road, Maryland Heights, Missouri
63043.

   (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted:

Chief Executive Officer and Chairman of the Board of Dash, the principal business of which is the manufacture and marketing of plastic vinyl and urethanes, carpet padding and backing, non-slip textiles and coated fabrics. The address of the principal executive offices of Dash is 2500 Adie Road, Maryland Heights, Missouri 63043.



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   (d)  Marvin S. Wool has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) Marvin S. Wool has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

   (f)  Citizenship:  United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   On April 8, 1999, Dash entered into a certain Stock Purchase
Agreement with the Company in connection with a proposed tender offer (the "Tender Offer") for approximately 70% (1,567,417 shares) of the Company's outstanding Common Stock. The Tender Offer commenced on April 14, 1999 at a purchase price of $3.00 per share and, as extended, expired on May 27, 1999.

   On June 3, 1999, Dash purchased 1,567,462 shares of the Company, as reported herein, pursuant to the above-referenced Tender Offer. The amount of funds used to acquire such shares was approximately $4.7 million, and was derived from Dash's working capital and cash on hand.

ITEM 4. PURPOSE OF TRANSACTION.

   Dash instituted the Tender Offer in order to acquire a controlling interest in the Company and to facilitate the growth of the Company's existing business by making Dash's management, manufacturing, marketing and financial resources available to the Company. In addition to being a principal supplier of the Company, Dash has extensive investments in various businesses which are complementary to the business of the Company.

   As contemplated by the Tender Offer, on June 3, 1999 each of Marvin S. Wool, Sandon Wool, Lawrence J. Young and Gregory J. Divis were appointed as directors of the Company. The Board of Directors of the Company is now comprised of Ronald L. Bogh, Paul M. Gilson, Marvin S. Wool, Sandon Wool, Lawrence J. Young and Gregory J. Divis.

   The Shares are currently registered under the Securities Exchange Act of 1934, as amended. Such registration may be terminated by the Company if the outstanding shares of Common Stock are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

   (a) Dash is the beneficial owner of 1,567,462 shares of Common Stock, representing approximately 70% of the 2,239,167 shares of Common Stock issued and outstanding as of June 3, 1999. As the controlling shareholder of Dash, Mr. Wool may



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be deemed to share indirect beneficial ownership of the Shares reported by Dash.  Mr. Wool disclaims all such beneficial ownership.

   (b) Dash and Mr. Wool may be deemed to have shared voting and shared dispositive power, with respect to 1,567,462 shares of Common Stock, representing approximately 70% of the 2,239,167 Common Stock issued and outstanding as of June 3, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

   See Item 4 hereto.

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

   See Exhibit Index.





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                             SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            DASH MULTI-CORP, INC.



Dated:  June 19, 1999       By /s/ Marvin S. Wool
                              ------------------------------------------------
                              Marvin S. Wool, Chief Executive Officer





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                             SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:  June 19, 1999         /s/ Marvin S. Wool
                              ------------------------------------------------
                              Marvin S. Wool




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                                EXHIBIT INDEX
                                -------------


Exhibit A      Stock Purchase Agreement, dated as of April 8, 1999,
               between the Company and Dash filed as Exhibit C to the
               Schedule 14D-9 of R-B Rubber, Inc. filed on April 19,
               1999 is incorporated herein by reference.